

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mail Stop 4720

June 22, 2016

Mr. Rex S. Schuette
Executive Vice President and
Chief Financial Officer
United Community Banks, Inc.
125 Highway 515 East
Blairsville, Georgia 30512

> **Re:** **United Community Banks, Inc.**
> **Form 10-K for the Fiscal Year Ended December 31, 2015**
> **Filed February 26, 2016**
> **Form 8-K**
> **Filed April 27, 2016**
> **File No. 001-35095**

Dear Mr. Schuette:

We have limited our review of your filings to the financial statements and related disclosures and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing your response to these comments, we may have additional comments.

Form 10-K for the Fiscal Year Ended December 31, 2015

Item 6. Selected Financial Data, page 25

1. On pages 25 and 26, you disclose several non-GAAP financial measures before their most directly comparable GAAP financial measures and present what appear to be full non-GAAP income statements on page 26, which may attach undue prominence to the non-GAAP financial measures and is inconsistent with the updated Compliance and Disclosure Interpretations issued on May 17, 2016. Please review this guidance when preparing your next filing.

Form 8-K filed on April 27, 2016

Exhibit 99.2 – Press Release of United Community Banks, Inc., dated April 27, 2016

2. It appears you prominently present non-GAAP financial measures, disclose non-GAAP financial measure without or before disclosing the most directly comparable GAAP financial measures and present what appear to be full non-GAAP income statements in the exhibit, which may attach undue prominence to the non-GAAP financial measures and is inconsistent with the updated Compliance and Disclosure Interpretations issued on May 17, 2016. Please review this guidance when preparing your next earnings release.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Stephen Kim at 202-551-3291 or me at 202-551-3492 if you have questions.

Sincerely,

/s/ John P. Nolan

John P. Nolan
Senior Assistant Chief Accountant
Office of Financial Services